UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012; or

☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number:

THE TD SECURITIES USA 401(k) PLAN

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TD Securities USA 401(k) Plan

Years Ended December 31, 2012 and 2011

With Report of Registered Public Accounting Firm

TD Securities USA 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116

Tel: +1 (617)266 2000 Fax +1 (617)266 5843 www.ey.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator

TD Securities 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of TD Securities USA 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TD Securities USA 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

June 26, 2013

TD Securities USA 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Cash	$37,929	$—
Investments, at fair value	124,997,650	109,427,171
Notes receivable from participants	966,862	874,908
Employer core contributions receivable	2,376,335	1,998,576
Employer matching contributions receivable	602,735	435,605
Total assets	128,981,511	112,736,260

Liabilities
Accrued expenses	35,000	35,000
Total liabilities	35,000	35,000

Net assets available for benefits, reflecting investments at fair value	128,946,511	112,701,260

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(513,026)	(461,990)
Net assets available for benefits	$128,433,485	$112,239,270

See accompanying notes.

Approved on Behalf of the Plan Administrator

Peter Dixon
Managing Director, CFO, TD Securities (USA) LLC

Sherry Thodt
Vice President, Retirement and Benefit Plans, TD Bank Group

TD Securities USA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$11,457,199	$(2,995,825)
Interest, dividends, other	3,298,863	2,887,726
	14,756,062	(108,099)

Contributions:
Employee	5,853,786	4,896,726
Employer	5,570,377	5,173,843
Employee rollovers	783,984	573,206
	12,208,147	10,643,775

Total additions	26,964,209	10,535,676

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	7,629,824	5,877,171
Transfer of assets	3,102,806	1,332,260
Administrative expenses	37,364	36,080
Total deductions	10,769,994	7,245,511

Net increase in net assets available during the year	16,194,215	3,290,165

Net assets available for benefits:
Beginning of year	112,239,270	108,949,105

End of year	$128,433,485	$112,239,270

See accompanying notes.

TD Securities USA 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The TD Securities USA 401(k) Plan (the “Plan”) is a defined contribution plan administered by Toronto-Dominion Bank. The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)         General

The Plan is a defined contribution plan covering all employees of TD Securities (USA) LLC and other affiliates that adopt the Plan (the “Firm”) who become eligible on the later of (i) the first day of the month following attainment of age 21 or (ii) the first day of active employment. In accordance with the Plan document dated January 1, 2009, effective January 1, 2010, employees become eligible on the first day of the month following completion of one month of employment. An employee becomes eligible for Matching Employer Contributions and Core Contributions, as defined in the Plan document, on the first day of the month in which they complete one Year of Service (or for an employee who was hired prior to January 1, 2009, the first day of the month after he/she completes 90 days of employment). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A Participant must complete at least 1,000 Hours of Service during the year and must be employed by the Firm on the last day of the year to receive that year’s Core Contribution.

Employees are automatically enrolled upon becoming eligible for the plan. The automatic rate of Compensation Reduction Contribution, as defined in the Plan document, is 4% and increases automatically by 1% each January 1 (but not in excess of 8%). Participants may change their Contribution Reduction Contribution, or opt out of the Plan at any time.

(b)         Plan Administration

The Plan is administered by The Toronto-Dominion Bank. The Toronto-Dominion Bank Group U.S. Retirement Committee (the “Committee” or the “Plan Administrator”) is the named fiduciary of the Plan. The Committee has assigned all the operating and record-keeping responsibilities of the Plan to T. Rowe Price, which also serves as Trustee of the Plan.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1.              Description of the Plan (continued)

(c)          Contributions

Each year, Participants may contribute up to 50% of their eligible Compensation, as defined in the Plan document. Participant contributions are limited to $17,000 for Plan Year 2012 and $16,500 for Plan Year 2011. Participants who are age 50 or older can make additional contributions called “Catch-up Contributions.” The Firm provides for Matching Employer Contributions and Core Contributions as described below. Both the Matching Employer Contributions and Core Contributions are subject to certain Internal Revenue Code (the “Code”) dollar limitations.

The Matching Employer Contribution is equal to 100% of the Participant’s Compensation Reduction Contributions up to 3% of the Participant’s eligible Compensation plus 50% of the Participant’s Compensation Reduction Contributions on the next 3% of the Participant’s eligible Compensation so that the maximum Matching Employer Contribution is 4.5% of the Participant’s eligible Compensation.

The Core Contribution is determined based on the sum of a Participant’s age and service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age + Years of Service	Core Contribution (percentage of Eligible Cash Compensation)*
Less than 35	2%
35 — 44	2.5%
45 — 54	3%
55 — 64	4%
65 — 69	5%
70 or more	6%

*Certain minimum contributions may apply

For the years ended December 31, 2012 and 2011, Employer Core Contributions totaled $2,376,335 and $1,998,576 respectively.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

(d)         Participant Accounts

Each Participant’s account is credited and charged with the Participant’s contributions, benefit payments and allocations of (i) the Firm’s contributions (ii) Plan earnings and losses, and (iii) expenses. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Firm contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions, Matching Employer Contributions, and earnings thereon.

Each Participant whose employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, shall have a non-forfeitable interest in the value of his Core Contributions and earnings thereon in accordance with the following schedule:

Years of Services (as defined by the Plan)	Vested Percentage

Less than 3 years	0%
3 or more years	100%

Notwithstanding the foregoing, the applicable vesting rules of the prior plan shall apply to Participants in such plan.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

(e)          Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts, excluding Core Contribution and prior plan Profit Sharing Contribution accounts. The minimum amount that a Participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the Participant’s account and bear interest at a fixed rate established by the Plan Administrator commensurate with the interest rate set by commercial financial institutions for consumer loans secured by a passbook or other savings as collateral. Principal and interest is paid through payroll deductions.

(f)           Payment of Benefits

A Participant may elect, at any time, to withdraw all or a portion of his Rollover Contributions, including earnings on those contributions. After attaining age 59½, a Participant may withdraw all or part of his Compensation Reduction Contributions plus earnings on those contributions. After attaining age 65, a Participant may withdraw all or part of any contributions to his accounts plus earnings on those contributions. In the event of an Internal Revenue Service (“IRS”) qualifying hardship, a Participant may withdraw his Compensation Reduction Contributions, Matching Employer Contributions allocated before 2009, Rollover Contributions, and certain earnings on those contributions.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

(f)           Payment of Benefits (continued)

Upon termination of employment or retirement, a participant can elect to take a lump-sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account.  In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

(g)         Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan.  Investment options include mutual funds, common collective trust funds (the T. Rowe Price Stable Value Common Trust Fund, or the T. Rowe Price Equity Index Trust) and the common stock of The Toronto-Dominion Bank.

(h)         Forfeitures

Amounts in which the Participant does not have a vested interest shall be forfeited by the Participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2012 and 2011, approximately $88,000 and $93,000, respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions or for the payment of plan expenses. For the years ended December 31, 2012 and 2011, employer contributions were reduced by approximately $56,000 and $41,000, respectively, from forfeited accounts.

(i)            Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

(a)         Basis of Presentation

The accompanying financial statements were prepared in accordance with the U.S. generally accepted accounting principles (“US GAAP”) and are presented on the accrual basis of accounting.

(b)         Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c)          Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The common stock of The Toronto-Dominion Bank is valued at the quoted market price on the last business day of the Plan year. Mutual funds and common trust funds are valued at the net asset or unit value of shares/units held by the Plan at year-end. Fully benefit-responsive investment contracts are adjusted to contract value for financial statement purposes. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(c)          Investment Valuation and Income Recognition (continued)

The T. Rowe Price Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics. As required by US GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by US GAAP, the statement of net assets available for benefits presents the fair value of the investment contracts with an adjustment from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(d)         Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (“ASC 820”), Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

(e)          Payments of Benefits

Benefit payments to participants are recorded when executed by the participant.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(f)           Administrative Expenses

In accordance with the Plan’s provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. For the years ended December 31, 2012 and 2011, administrative expenses that were accrued for or paid directly by the Plan totaled $37,364 and $36,080, respectively. Fees relating to recordkeeping services and investment management services were paid by the Plan participants indirectly through the Plan’s investment return.

3. Federal Income Tax Status

The Plan has received a determination letter from the IRS dated July 20, 2010, stating that the Plan is qualified under Section 401(a) of the Code  and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions for the years ended December 31, 2012 or 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan.  T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

4. Administration of Plan Assets (continued)

Firm contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee’s fees are paid directly by the Firm. Other Plan expenses such as loan record-keeping fees and investment fees are paid by the Plan via reductions of participant account balances.

5. Investments

The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at December 31:

	December 31
	2012	2011

T. Rowe Price Stable Value Common Trust Fund	$12,446,636	$13,247,133
T. Rowe Price Equity Index Trust	10,148,123	8,643,745
T. Rowe Price Capital Appreciation Fund	9,440,258	8,114,830
T. Rowe Price Blue Chip Growth Fund	8,709,073	6,561,151
T. Rowe Price Equity Income Fund	8,344,526	6,929,691
The Toronto-Dominion Bank common shares	7,931,309	7,748,730
T. Rowe Price Mid Cap Growth Fund	7,802,777	7,149,314
T. Rowe Price Retirement 2025 Fund	7,592,572	6,165,834
T. Rowe Price Small Cap Value Fund	7,045,225	6,117,219

The following table presents the fair value of investments held by the Plan at December 31, 2012 and 2011, respectively:

	December 31
	2012	2011
Investments, at fair value:
Mutual Funds	$94,471,582	$79,787,563
Common Collective Trust Funds	22,594,759	21,890,878
The Toronto-Dominion Bank common shares	7,931,309	7,748,730
	$124,997,650	$109,427,171

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

5. Investments (continued)

During 2012 and 2011, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated in value as follows:

	2012	2011
Net appreciation(depreciation) in fair value of investments:
Mutual Funds	$9,663,847	$(3,623,303)
The Toronto-Dominion Bank common shares	1,350,558	21,453
Common Collective Trust Funds	442,794	606,025
	$11,457,199	$(2,995,825)

6. Fair Value Measurements

US GAAP establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date (i.e. an exit price).  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priory to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under US GAAP are described below:

Level 1                                Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.

Level 2                                Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets or liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

Level 3                                Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan is required to disclose all significant transfers between fair value hierarchy levels. For the period from December 31, 2011 to December 31, 2012, there have been no transfers between fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012, as compared to those used at December 31, 2011:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common trust funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

Common Collective Trust Funds: Valued at the fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit- worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, or amounts that approximate fair value, as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds	$94,471,582	$—	$—	$94,471,582
Common Stocks	7,931,309	—	—	7,931,309
Common Collective Trust Funds	—	22,594,759	—	22,594,759
	$102,402,891	$22,594,759	$—	$124,997,650

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds	$79,787,563	$—	$—	$79,787,563
Common Stocks	7,748,730	—	—	7,748,730
Common Collective Trust Funds	—	21,890,878	—	21,890,878
	$87,536,293	$21,890,878	$—	$109,427,171

7. Related-Party Transactions

The Plan owned 94,051 and 103,579 shares of The Toronto-Dominion Bank common stock valued at $7,931,309 and $7,748,730 at December 31, 2012 and December 31, 2011, respectively, from which the Plan received dividends of $336,141 and $290,889 for years ended December 31, 2012 and December 31,2011 respectively.

Certain Plan investments were managed and held in trust by T. Rowe Price during 2012 and 2011. This qualifies T. Rowe Price as a party in interest.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. The investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is probable that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

9. Plan Termination

Although it has not expressed the intent to do so, the Firm has the right under the Plan to discontinue its contribution at any time and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2012 and 2011 per the financial statements to the Form 5500:

	December 31
	2012	2011

Net assets available for benefits per the financial statements	$128,433,485	$112,239,270
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	513,026	461,990
Other adjustments	—	(435,605)
Net assets available for benefits per the Form 5500	$128,946,511	$112,265,655

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits for the years ended December 31, 2012 and 2011 per the financial statements to the Form 5500:

	2012	2011

Net increase in net assets available for benefits per the financial statements	$16,194,215	$3,290,165
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	51,036	43,404
Other adjustments	435,605	(435,605)
Net increase in net assets available for benefits per the Form 5500	$16,680,856	$2,897,964

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

11. Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2012 through June _, 2013, the date the financial statements were available for issuance. Based on this evaluation, the Plan has determined no events were required to be recognized or disclosed in the financial statements.

Supplemental Schedule

TD Securities USA 401(k) Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

Description of Investment	Shares or Units	Fair Value
Mutual Funds *:
T. Rowe Price Blue Chip Growth Fund	190,863	8,709,073
T. Rowe Price Capital Appreciation Fund	424,281	9,440,258
T. Rowe Price Emerging Markets Stock Fund	137,815	4,693,980
T. Rowe Price Equity Income Fund	315,483	8,344,526
T. Rowe Price International Bond Fund	253,017	2,555,473
T. Rowe Price International Equity Index Fund	68,356	788,147
T. Rowe Price Mid-Cap Growth Fund	138,176	7,802,777
T. Rowe Price New Income Fund	500,848	4,933,356
T. Rowe Price Overseas Stock Fund	404,095	3,434,806
T. Rowe Price Retirement 2005 Fund	27,373	332,310
T. Rowe Price Retirement 2010 Fund	52,961	872,263
T. Rowe Price Retirement 2015 Fund	374,691	4,826,023
T. Rowe Price Retirement 2020 Fund	286,574	5,123,944
T. Rowe Price Retirement 2025 Fund	578,702	7,592,572
T. Rowe Price Retirement 2030 Fund	196,095	3,710,110
T. Rowe Price Retirement 2035 Fund	369,404	4,942,626
T. Rowe Price Retirement 2040 Fund	155,506	2,968,602
T. Rowe Price Retirement 2045 Fund	253,661	3,224,039
T. Rowe Price Retirement 2050 Fund	101,966	1,086,953
T. Rowe Price Retirement 2055 Fund	14,987	157,967
T. Rowe Price Retirement Income Fund	8,150	113,693
T. Rowe Price Small Cap Value Fund	179,863	7,045,225
T. Rowe Price U.S. Bond Enhanced Index Fund	153,894	1,772,859
Mutual Funds Total		94,471,582

Common Collective Trusts Funds *:
T. Rowe Price Equity Index Trust	215,185	10,148,123
T. Rowe Price Stable Value Common Trust Fund	12,785,143	12,446,636
Common Collective Trusts Funds Total		22,594,759

The Toronto-Dominion Bank common stock *	94,051	7,931,309

Total Investments Held at End of Year		$124,997,650

Notes Receivable from Plan Participants (maturing from 1 to 180 months; interest rates of 3.25% to 6.25%)**		966,862

* Indicates party in interest to the Plan

** FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments, whereas the Form 5500 requires that notes receivable from participants be listed as investments.

TD Securities USA 401(k) Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD Securities USA 401(k) PLAN

	By:	/s/ MARIANNE VITALE
Marianne Vitale
Vice President & Director Human Resources
TD Securities (USA) LLC

Date: June 26, 2013

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116 Tel: +1 (617)266 2000 Fax +1 (617)266 5843 www.ey.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to TD Securities USA 401(k) Plan of our report dated June XX, 2013, with respect to the financial statements and schedule of TD Securities USA 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Boston, MA.

June 26, 2013